UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
42135

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nationwide Fund Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 W. Nationwide Blvd., Mailing Code 5-02-210R
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ewan Roswell	917-589-1993	roswele@nationwide.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

191 W. Nationwide Blvd	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ewan Roswell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nationwide Fund Distributors, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA M MILLER
Notary Public
State of Ohio
My Comm. Expires
September 27, 2027

Signature: ______________________

Title:
AVP - Finance Controllership

02/22/2023
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NATIONWIDE FUND DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Nationwide Fund Distributors LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors LLC (the Company) as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2001.

Columbus, Ohio
March 7, 2023

NATIONWIDE FUND DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

		December 31, 2022
Assets		
Cash	$	330,906
Short-term investments		4,747,174
Fee-related receivables		9,407,460
Receivable from affiliates		1,620,150
Deferred sales commissions, net		48,986
Prepaid assets		29,439
Total assets	$	16,184,115
Liabilities and equity		
Liabilities		
Fee payable to broker-dealers	$	9,284,159
Payable to affiliates		64,073
Total liabilities	$	9,348,232
Member's equity		
Member's equity		6,835,883
Member's equity	$	6,835,883
Total liabilities and equity	$	16,184,115

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

		Year ended December 31, 2022
Revenues		
Revenues from sale of investment company shares	$	116,542,957
Interest income		60,716
Total revenues	$	116,603,673
Expenses		
Sales commissions to broker-dealers	$	115,216,229
Amortization of deferred sales commissions		218,047
Licenses and fees		205,764
Operating expenses		822,263
Total expenses	$	116,462,303
Net income	$	141,370

See accompanying notes to the financial statements.

Statement of Changes in Member's Equity

		Member's equity
Balance as of December 31, 2021	$	6,694,513
Net income		141,370
Balance as of December 31, 2022	$	6,835,883

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

		Year ended December 31, 2022
Cash flows from operating activities		
Net income	$	141,370
Adjustments to reconcile net income to net cash used in operating activities:		
Capitalization of deferred sales commissions		(131,008)
Amortization of deferred sales commissions		218,047
Decrease (increase) in assets:		
Fee-related receivables		2,166,165
Receivable from affiliates		(1,620,150)
Prepaid assets		(2,050)
Decrease in liabilities:		
Fee payable to broker-dealers		(2,182,080)
Payable to affiliates		(10,955,753)
Net cash used in operating activities	$	(12,365,459)
Cash flows from investing activities		
Net change in short-term investments	$	(60,717)
Net cash used in investing activities	$	(60,717)
Net decrease in cash	$	(12,426,176)
Cash at beginning of year		12,757,082
Cash at end of year	$	330,906

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Fund Distributors LLC ("the Company") is organized under the laws of the State of Delaware as a limited liability company and is a wholly-owned subsidiary of NFS Distributors, Inc. ("the Parent"), a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(1) (limited business) exemption provision of the Rule. To qualify for the exemption, the Company's transactions must be limited to trades of redeemable securities of registered investment companies, variable annuities or variable life insurance products and the Company must not carry customer funds.

Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds ("the Funds").

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash

Cash consists of cash deposited in noninterest-bearing accounts, including a $500 special reserve deposit.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are held in a Nationwide money market fund and carried at fair value based on its daily reported net asset value.

Fee-Related Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge ("CDSC") paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period of one year. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. CDSC fees of $18,703 for the year ended December 31, 2022 related to unamortized sales commissions were recorded as a reduction of the asset.

Fees Payable to Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds to the distributing broker-dealers, retaining a portion of the fees, known as underwriter fees. The gross fees received are reflected as Revenues from sale of investment company shares and, other than those deferred, the amounts paid to broker-dealers are recorded as Sales commissions to broker-dealers in the Statement of Operations.

Recognition of Revenue and Expenses

The Company accounts for revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. Revenues are based on the contractual agreements with the Funds and computed as an annual percentage of average net assets of the Funds for 12b-1 distribution fees and percentage of gross sales for sales charges, primarily dealer concessions and underwriting fees. These fees are included in Revenues from sale of investment company shares in the Statement of Operations. For the year ended December 31, 2022, 12b-1 distribution fees were $115,956,678. Within the contractual agreement, the performance obligation for the Company is to distribute the funds. Estimates of 12b-1 fees are considered constrained, variable revenue within ASC 606 as they are based on average net asset balances of the applicable month. Dealer commissions and underwriting fees are also considered variable revenue within ASC 606 as they are contingent on the timing of purchase by the investor and the value of the sales proceeds. Revenue is recognized at a point in time when the performance obligation is satisfied. For 12b-1 distribution fees, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. For dealer commissions and underwriting fees, the performance obligation is satisfied at the time of purchase by the investor and recorded monthly. As the Company is primarily responsible for fulfilling these sales, they represent the principal of this relationship and record the associated revenue on a gross basis. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers that has been recognized as of December 31, 2022. Interest income is outside of the scope of FASB ASC 606 and is recognized as earned, on a monthly basis.

All expenses are recognized in the period incurred.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expenses are included in the income and expense of its single-member parent.

In August 2022, the Inflation Reduction Act of 2022 ("Act") was passed by the US Congress and signed into law. The Act includes a new Federal corporate alternative minimum tax ("CAMT"), effective in 2023, that is based on the adjusted financial statement income set forth on the applicable financial statement of an applicable corporation. The Company is a disregarded entity for federal income tax purposes and therefore is not impacted by the CAMT.

(3) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 4,747,174	$ -	$ -	$ 4,747,174
Assets at fair value	$ 4,747,174	$ -	$ -	$ 4,747,174

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $25,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The minimum net capital requirement was $623,215 at December 31, 2022. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2022, the Company exceeded the FINRA minimum net capital by $4,222,113. In addition, The Company's aggregate indebtedness was 192.9% of net capital. As such, both elements of the net capital requirements were met.

(5) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The Company is subject to oversight by federal and state regulatory entities. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company cooperates with regulators.

(6) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC and other affiliates, as a part of its ongoing operations. Expenses covered by such agreements are subject to allocation among NMIC and such subsidiaries. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed by participating companies.

Costs related to these agreements were $822,263 for the year ended December 31, 2022, which include allocated expenses of $684,537 for compensation and benefits, and are recorded as Operating expenses in the Statement of Operations. As of December 31, 2022, the Receivable from affiliates was $1,620,150 related to these agreements. This amount is settled in cash on a monthly basis.

Sales commissions to broker-dealers are paid by other affiliates, which are reimbursed by the Company. As of December 31, 2022, the Payable to affiliates was $64,073. The Payable to affiliates is settled in cash on a monthly basis.

For the year ended December 31, 2022, the Company recorded expenses totaling $106,666,157 for services rendered by affiliated broker-dealers, which is included in Sales commissions to broker-dealers in the Statement of Operations. As of December 31, 2022, the Company owed $9,183,249 to those affiliated broker-dealers. This amount is settled in cash on a monthly basis.

(7) Subsequent Events

The Company evaluated subsequent events through March 7, 2023, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE FUND DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2022

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$	6,835,883
2. Deduct member's equity not allowable for net capital		-
3. Total member's equity qualified for net capital		6,835,883
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		6,835,883
6. (Deductions) and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		(1,895,612)
B. Other (deductions) and/or charges		-
7. Other additions and/or (credits)		-
8. Net capital before haircuts on securities positions		4,940,271
9. Haircuts on securities		(94,943)
10. Net capital	$	4,845,328

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of Line 19)	$	623,215
12. Minimum net capital requirement of reporting broker		25,000
13. Net capital requirement (greater of line 11 or 12)		623,215
14. Excess net capital (line 10 less line 13)		4,222,113
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	3,910,505

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from Statement of Financial Condition	$	9,348,232
17. Add drafts for immediate credit		-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19. Total aggregate indebtedness	$	9,348,232
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		192.9%

Schedule of Nonallowable Assets (Line 6A)

Fee-related receivables	$	197,037
Receivable from affiliates		1,620,150
Deferred sales commissions, net		48,986
Prepaid assets		29,439
Total Line 6A	$	1,895,612

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2022, which was filed on **January 26, 2023**.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2022

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2022

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Nationwide Fund Distributors LLC:

We have reviewed management's statements, included in the accompanying Nationwide Fund Distributors LLC 2022 Exemption Report (the Exemption Report), in which (1) Nationwide Fund Distributors LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
March 7, 2023

Nationwide® is on your side

Nationwide Fund Distributors LLC 2022 Exemption Report

Nationwide Fund Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provision of 17 C.F.R. § 240. 15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k)(1) throughout the recent fiscal year ending December 31, 2022.

Nationwide Fund Distributors LLC

We, Ewan Roswell and Holly Butson, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

By: DocuSigned by: Ewan Roswell
40AFA17B4EC44FF...

Title: **AVP, Finance Controllership**
Date: 3/7/2023 | 7:02:00 AM PST

By: DocuSigned by: Holly Butson
68F0047A5677434...

Title: **Chief Compliance Officer**
Date: 3/7/2023 | 9:09:10 AM PST

One Nationwide Plaza
Columbus, OH 43215-2220